Filed by Signa Sports United B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Yucaipa Acquisition Corp.

Commission File No.: 001-39422

Date: September 17, 2021

September 17, 2021 1 SIGNA SPORTS UNITED SIGNA SPORTS UNITEDSeptember 17, 2021 1 SIGNA SPORTS UNITED SIGNA SPORTS UNITED

Confidentiality and Disclosures This presentation (the Presentation ) has been prepared by SIGNA Sports United GmbH (the “Company”) in connection with a possible business combination (a “Transaction”) involving the Company and a special purpose acquisition company (the “SPAC”). This presentation is being provided to you pursuant to the terms of your confidentiality agreement with the Company and solely in your capacity as a potential investor in connection with a Transaction. The Presentation may not be reproduced or redistributed, in whole or in part, without the prior written consent of the Company. The information in the Presentation and any oral statements made in connection with the Presentation do not constitute or form part of any advertisement or marketing material, any offer to sell or issue or invitation to purchase or subscribe for, or any solicitation of any offer to purchase or subscribe for, any securities, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Nor shall the information in the Presentation or any oral statements made in connection with the Presentation constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with a Transaction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The Presentation is only directed at and being communicated to the limited number of invitees who: (A) if in the European Economic Area, are persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (EU) 2017/1129) (“Qualified Investors”); and (B) if in the United Kingdom are persons (i) having professional experience in matters relating to investments so as to qualify them as “investment professionals” under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); and (ii) falling within Article 49(2)(a) to (d) of the Order; and/or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (A), (B) and (C) together being “Relevant Persons”). The Presentation must not be provided to persons who are not Relevant Persons. Any investment activity to which the Presentation relates will only be available to Relevant Persons. Nothing in the Presentation constitutes investment, tax or legal advice or a recommendation regarding any securities. If you have received the Presentation and you are not a Relevant Person you must return it immediately to the Company. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in the Company, the SPAC, and the Transaction contemplated in the Presentation. Use of Data To the extent available, the industry, market and competitive position data in the Presentation has come from official or third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. Further, no representation is made as to the reasonableness of the assumptions made by the third-party sources. While the Company reasonably believes that each of these publications, studies and surveys has been prepared by a reputable source, the Company has not independently verified the data contained therein. In addition, certain of the industry, market and competitive position data contained in the Presentation has come from the Company’s own internal research and estimates based on the knowledge and experience of the Company’s management in the markets in which the Company operates. Such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change. The Presentation is provided as of its date, is for informational purposes only, is subject to material change and is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in connection with a Transaction, and the Company does not intend, and does not assume any obligation or duty, to update the Presentation at a later date. None of the Company, its affiliates, or their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for/or makes any representation or warranty, express or implied, as to the truth, fullness, accuracy or completeness of the Presentation (or whether any information contains errors or has been omitted or misstated, whether as a result of negligence or otherwise) or any other information relating to the Company or its affiliates, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of the Presentation or its contents or otherwise arising in connection therewith. Preliminary Financial Information This Presentation contains preliminary financial information for the Company and WiggleCRC which may be subject to change pending finalization of their financial statements to be included in the registration statement on Form F-4 relating to the business combination between the Company and the SPAC. In addition, the financial information for Midwest Sports and Tennis Express that has been included in the Presentation has not been prepared in accordance with IFRS nor has it been audited. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Use of Projections This presentation contains financial projections and certain “forward-looking statements” regarding our business strategies, market potential, future financial performance and other matters. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements and any such projections, growth targets, statements and information reflect various estimates and assumptions concerning anticipated results. Forward-looking statements include statements regarding our future financial position and performance, business strategy, budgets, projected costs, plans, synergies and objectives of management for future operations. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “pro forma,” “estimated,” “forecasted,” “projection” and similar expressions used in connection with any discussion of future operating or financial performance identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 relating to the business combination between the Company and the SPAC, which is expected to be filed by the SPAC with the Securities and Exchange Commission (the “SEC”) and other documents filed by the SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward-looking statements. No representations or warranties are made by the Company or any of its affiliates or representatives as to the accuracy of any such projections, statements and information. It is understood and agreed that any such projections, targets, statements and information are not to be viewed as facts and are subject to significant business, financial, economic, operating, competitive and other risks, uncertainties and contingencies many of which are beyond the Company’s control, that no assurance can be given that any particular financial projections ranges, or targets will be realized, that actual results may differ from projected results and that such differences may be material. These forward-looking statements are based on management’s current expectations and beliefs about future events based on information available to them as of the date hereof. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of any such changes, new information, subsequent events or otherwise. Certain other amounts that appear in this presentation may not sum due to rounding. 2 SIGNA SPORTS UNITED SIGNA SPORTS UNITEDConfidentiality and Disclosures This presentation (the Presentation ) has been prepared by SIGNA Sports United GmbH (the “Company”) in connection with a possible business combination (a “Transaction”) involving the Company and a special purpose acquisition company (the “SPAC”). This presentation is being provided to you pursuant to the terms of your confidentiality agreement with the Company and solely in your capacity as a potential investor in connection with a Transaction. The Presentation may not be reproduced or redistributed, in whole or in part, without the prior written consent of the Company. The information in the Presentation and any oral statements made in connection with the Presentation do not constitute or form part of any advertisement or marketing material, any offer to sell or issue or invitation to purchase or subscribe for, or any solicitation of any offer to purchase or subscribe for, any securities, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Nor shall the information in the Presentation or any oral statements made in connection with the Presentation constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with a Transaction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The Presentation is only directed at and being communicated to the limited number of invitees who: (A) if in the European Economic Area, are persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (EU) 2017/1129) (“Qualified Investors”); and (B) if in the United Kingdom are persons (i) having professional experience in matters relating to investments so as to qualify them as “investment professionals” under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); and (ii) falling within Article 49(2)(a) to (d) of the Order; and/or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons referred to in (A), (B) and (C) together being “Relevant Persons”). The Presentation must not be provided to persons who are not Relevant Persons. Any investment activity to which the Presentation relates will only be available to Relevant Persons. Nothing in the Presentation constitutes investment, tax or legal advice or a recommendation regarding any securities. If you have received the Presentation and you are not a Relevant Person you must return it immediately to the Company. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in the Company, the SPAC, and the Transaction contemplated in the Presentation. Use of Data To the extent available, the industry, market and competitive position data in the Presentation has come from official or third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. Further, no representation is made as to the reasonableness of the assumptions made by the third-party sources. While the Company reasonably believes that each of these publications, studies and surveys has been prepared by a reputable source, the Company has not independently verified the data contained therein. In addition, certain of the industry, market and competitive position data contained in the Presentation has come from the Company’s own internal research and estimates based on the knowledge and experience of the Company’s management in the markets in which the Company operates. Such research and estimates, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change. The Presentation is provided as of its date, is for informational purposes only, is subject to material change and is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in connection with a Transaction, and the Company does not intend, and does not assume any obligation or duty, to update the Presentation at a later date. None of the Company, its affiliates, or their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for/or makes any representation or warranty, express or implied, as to the truth, fullness, accuracy or completeness of the Presentation (or whether any information contains errors or has been omitted or misstated, whether as a result of negligence or otherwise) or any other information relating to the Company or its affiliates, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of the Presentation or its contents or otherwise arising in connection therewith. Preliminary Financial Information This Presentation contains preliminary financial information for the Company and WiggleCRC which may be subject to change pending finalization of their financial statements to be included in the registration statement on Form F-4 relating to the business combination between the Company and the SPAC. In addition, the financial information for Midwest Sports and Tennis Express that has been included in the Presentation has not been prepared in accordance with IFRS nor has it been audited. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Use of Projections This presentation contains financial projections and certain “forward-looking statements” regarding our business strategies, market potential, future financial performance and other matters. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements and any such projections, growth targets, statements and information reflect various estimates and assumptions concerning anticipated results. Forward-looking statements include statements regarding our future financial position and performance, business strategy, budgets, projected costs, plans, synergies and objectives of management for future operations. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” “pro forma,” “estimated,” “forecasted,” “projection” and similar expressions used in connection with any discussion of future operating or financial performance identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 relating to the business combination between the Company and the SPAC, which is expected to be filed by the SPAC with the Securities and Exchange Commission (the “SEC”) and other documents filed by the SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward-looking statements. No representations or warranties are made by the Company or any of its affiliates or representatives as to the accuracy of any such projections, statements and information. It is understood and agreed that any such projections, targets, statements and information are not to be viewed as facts and are subject to significant business, financial, economic, operating, competitive and other risks, uncertainties and contingencies many of which are beyond the Company’s control, that no assurance can be given that any particular financial projections ranges, or targets will be realized, that actual results may differ from projected results and that such differences may be material. These forward-looking statements are based on management’s current expectations and beliefs about future events based on information available to them as of the date hereof. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of any such changes, new information, subsequent events or otherwise. Certain other amounts that appear in this presentation may not sum due to rounding. 2 SIGNA SPORTS UNITED SIGNA SPORTS UNITED

Achieving our business and financial objectives, including growth in operations and maintenance of a strong balance sheet and liquidity position, could be adversely affected by, among other things: • Our inability to effectively integrate our largest acquisition to date, Wiggle Group, to realize expected synergies and to develop our business in the United Kingdom and in the United States, which are new markets for us • Our success (or lack thereof) in integrating businesses which we will acquire in the future into our existing business in the manner, or within the time frame, as currently anticipated or only at higher costs; • Negative developments in global and local economic conditions in our markets, including the COVID 19 pandemic if it continues, and such developments' impact on consumer spending in the sports segment; • The competitive nature of the online sports industry in our markets, as our ability to compete depends on a large variety of factors both within and beyond our control; • Our inability to maintain or grow our revenue or our business and manage our growth effectively; • Redemptions may impact the pro forma cash balance at closing; potentially in excess of the minimum cash condition • The ineffectiveness of our investments to increase brand awareness, to generate website and mobile traffic and to build or retain a loyal customer base; • Our inability to maintain or enhance our private label brands that our business is complemented by; • Any failure on our part to anticipate and respond in a timely manner to the latest trends with respect to sports, communication with our customers through social media and consumer preferences that results in a loss of customers and business; • The deterioration in our business relationships with third-party suppliers that we rely on for the products they sell; • The success (or lack thereof) of any strategic relationships we have pursued or will pursue in the future; • Dissatisfaction with our customer service, which could negatively affect our customer retention and the further implementation of our growth strategy; • Our inability to attract, train, motivate and retain suitably qualified personnel and to maintain good relationships with our workforce; • Changes to the variety of regulations that we are subject to in the future, including but not limited to consumer protection laws, regulations governing e-commerce and competition laws, that might impose additional requirements and other obligations on our business; • Our inability to operate, maintain, integrate and scale our network and mobile infrastructure; • Customs and international trade laws that we are subject to that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage; • Our management team's limited experience managing a public company; • Security breaches, including cyber-attacks, and unauthorized use of one or more of our websites, databases, online security systems or computerized logistics management systems that we are exposed to; • Product recalls, product liability claims and breaches of corporate social responsibility that could harm our reputation and business; • Future litigation against us, which may arise in the ordinary course of our business, that could be costly and time consuming to defend; • Uncertainties about the Transaction during the pre-closing period, which may cause a loss of key management personnel and other key employees; and • Uncertainties about the Transaction during the pre-closing period may cause third parties to delay or defer decisions concerning the Company or seek to change existing arrangements. Additional risk factors relating to the Transaction have also been uploaded to the virtual data room, and all potential investors are encouraged to closely review and consider such risk factors. Other unknown or unpredictable factors or factors currently considered immaterial also could have an adverse effect on our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Non IFRS Financial Measures The document includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. YAC and SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU's management uses forward- looking non-IFRS measures to evaluate SSU's projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the SSU's financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Trademarks The Company owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of is business. This presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in the Presentation is not intended to, and does not imply, a relationship with the Company, or an endorsement or sponsorship by or of the Company. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. By accepting this document and/or attending any presentation relating thereto, you will be deemed to have represented, warranted and undertaken that: (i) you are a Relevant Person (as defined above); and (ii) you have read and agree to fully comply with and accept the contents of this disclaimer notice. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Additional Information; Participants in the Solicitation If the contemplated business combination is pursued, SPAC will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the SEC. Stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about SPAC, the Company and the contemplated business combination, Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about the SPAC, the Company and the contemplated business combination, without charge, at the SEC's website located at www.SEC.gov. The SPAC and the Company and their respective directors, executive officers and other members of management, and employees may be deemed to be participants in the solicitation of proxies from the SPAC's shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. This Presentation does not contain all the information that should be considered in the contemplated business combination. It is not intended to form any basis of any investment decision or any decision in respect to the contemplated business combination. The definitive proxy statement will be mailed to shareholder as of a record date to be established for voting on the contemplated business combination when it becomes available. 3 SIGNA SPORTS UNITED SIGNA SPORTS UNITEDAchieving our business and financial objectives, including growth in operations and maintenance of a strong balance sheet and liquidity position, could be adversely affected by, among other things: • Our inability to effectively integrate our largest acquisition to date, Wiggle Group, to realize expected synergies and to develop our business in the United Kingdom and in the United States, which are new markets for us • Our success (or lack thereof) in integrating businesses which we will acquire in the future into our existing business in the manner, or within the time frame, as currently anticipated or only at higher costs; • Negative developments in global and local economic conditions in our markets, including the COVID 19 pandemic if it continues, and such developments' impact on consumer spending in the sports segment; • The competitive nature of the online sports industry in our markets, as our ability to compete depends on a large variety of factors both within and beyond our control; • Our inability to maintain or grow our revenue or our business and manage our growth effectively; • Redemptions may impact the pro forma cash balance at closing; potentially in excess of the minimum cash condition • The ineffectiveness of our investments to increase brand awareness, to generate website and mobile traffic and to build or retain a loyal customer base; • Our inability to maintain or enhance our private label brands that our business is complemented by; • Any failure on our part to anticipate and respond in a timely manner to the latest trends with respect to sports, communication with our customers through social media and consumer preferences that results in a loss of customers and business; • The deterioration in our business relationships with third-party suppliers that we rely on for the products they sell; • The success (or lack thereof) of any strategic relationships we have pursued or will pursue in the future; • Dissatisfaction with our customer service, which could negatively affect our customer retention and the further implementation of our growth strategy; • Our inability to attract, train, motivate and retain suitably qualified personnel and to maintain good relationships with our workforce; • Changes to the variety of regulations that we are subject to in the future, including but not limited to consumer protection laws, regulations governing e-commerce and competition laws, that might impose additional requirements and other obligations on our business; • Our inability to operate, maintain, integrate and scale our network and mobile infrastructure; • Customs and international trade laws that we are subject to that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage; • Our management team's limited experience managing a public company; • Security breaches, including cyber-attacks, and unauthorized use of one or more of our websites, databases, online security systems or computerized logistics management systems that we are exposed to; • Product recalls, product liability claims and breaches of corporate social responsibility that could harm our reputation and business; • Future litigation against us, which may arise in the ordinary course of our business, that could be costly and time consuming to defend; • Uncertainties about the Transaction during the pre-closing period, which may cause a loss of key management personnel and other key employees; and • Uncertainties about the Transaction during the pre-closing period may cause third parties to delay or defer decisions concerning the Company or seek to change existing arrangements. Additional risk factors relating to the Transaction have also been uploaded to the virtual data room, and all potential investors are encouraged to closely review and consider such risk factors. Other unknown or unpredictable factors or factors currently considered immaterial also could have an adverse effect on our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Non IFRS Financial Measures The document includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. YAC and SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU's management uses forward- looking non-IFRS measures to evaluate SSU's projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in the SSU's financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Trademarks The Company owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of is business. This presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in the Presentation is not intended to, and does not imply, a relationship with the Company, or an endorsement or sponsorship by or of the Company. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. By accepting this document and/or attending any presentation relating thereto, you will be deemed to have represented, warranted and undertaken that: (i) you are a Relevant Person (as defined above); and (ii) you have read and agree to fully comply with and accept the contents of this disclaimer notice. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Additional Information; Participants in the Solicitation If the contemplated business combination is pursued, SPAC will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the SEC. Stockholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about SPAC, the Company and the contemplated business combination, Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about the SPAC, the Company and the contemplated business combination, without charge, at the SEC's website located at www.SEC.gov. The SPAC and the Company and their respective directors, executive officers and other members of management, and employees may be deemed to be participants in the solicitation of proxies from the SPAC's shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. This Presentation does not contain all the information that should be considered in the contemplated business combination. It is not intended to form any basis of any investment decision or any decision in respect to the contemplated business combination. The definitive proxy statement will be mailed to shareholder as of a record date to be established for voting on the contemplated business combination when it becomes available. 3 SIGNA SPORTS UNITED SIGNA SPORTS UNITED

TRANSACTION HIGHLIGHTS

SUMMARY OF SSU AND YUCAIPA PROPOSED BUSINESS COMBINATION

SIGNA SPORTS UNITED

TRANSACTION STRUCTURE

- On June 11, 2021, SIGNA Sports United (SSU), Yucaipa Acquisition Corporation and WiggleCRC (WCRC) entered into a business combination agreement
- The transaction is expected to close in H2 2021
- Post-closing company will be listed on the NYSE

VALUATION

- The combination of SSU and Wiggle represents an enterprise value of $3.2BN[(1)]
- This represents an entry multiple of 1.6x FY 2022E[(1)] revenue

CAPITAL STRUCTURE

- Existing SSU shareholders to rollover 100% of their shares
- ~$300M PIPE, of which $50M committed by Yucaipa sponsor Ron Burkle
- After giving effect to the transaction, the company will receive ~$250M cash to balance sheet and have ~$350M of liquidity to fund growth

Source: Company information.
Note: Cash to balance sheet dependent on the USD / GBP spot exchange rate 5 business days before transaction closing. (1) Pro forma for WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. In reference to page 35.

4

SIGNA SPORTS UNITED

Stephan Zoll Ira Tochner Alex Johnstone CEO COO & CFO of Yucaipa CFO Acquisition Corporation Senior Partner at The Yucaipa 10+ years of TMT 20+ years digital / retail Companies Investment Banking experience experience 5 SIGNA SPORTS UNITEDStephan Zoll Ira Tochner Alex Johnstone CEO COO & CFO of Yucaipa CFO Acquisition Corporation Senior Partner at The Yucaipa 10+ years of TMT 20+ years digital / retail Companies Investment Banking experience experience 5 SIGNA SPORTS UNITED

Ron Burkle ✓ Widely followed Chairman with long track record of Chairman & CEO creating value in private and public companies • Founded The Yucaipa Companies (“Yucaipa”) in 1986 • Widely recognized as one of the pre-eminent investors ✓ Personal intent to commitment from Ron Burkle as a PIPE in the retail, distribution, hospitality and entertainment Participant, in addition to the role of Yucaipa Acq. Corp industries Ira Tochner ✓ Yucaipa invested in adjacent industries: sports teams and COO & CFO technology leaders • Senior partner at Yucaipa, chair of its investment committee and has been involved in nearly all of its investments for the past 30 years ✓ Yucaipa has completed transactions valued in excess of (1) $40 BN since 1986 Source: Company information, Yucaipa Acquisition Corp. S-1 Filing. Notes: (1) As of August 2020. 6 SIGNA SPORTS UNITEDRon Burkle ✓ Widely followed Chairman with long track record of Chairman & CEO creating value in private and public companies • Founded The Yucaipa Companies (“Yucaipa”) in 1986 • Widely recognized as one of the pre-eminent investors ✓ Personal intent to commitment from Ron Burkle as a PIPE in the retail, distribution, hospitality and entertainment Participant, in addition to the role of Yucaipa Acq. Corp industries Ira Tochner ✓ Yucaipa invested in adjacent industries: sports teams and COO & CFO technology leaders • Senior partner at Yucaipa, chair of its investment committee and has been involved in nearly all of its investments for the past 30 years ✓ Yucaipa has completed transactions valued in excess of (1) $40 BN since 1986 Source: Company information, Yucaipa Acquisition Corp. S-1 Filing. Notes: (1) As of August 2020. 6 SIGNA SPORTS UNITED

SSU OFFERS A UNIQUE INVESTMENT OPPORTUNITY

SIGNA SPORTS UNITED

Long-term Megatrends	Large, fragmented sports retail market with high long-term growth in focus verticals
Strong D2C Brands	Market leading sports specialist webshop brands with >7M active customers
Track Record	Robust, double digit organic growth with demonstrated ability to enter new markets
Attractive Financial Profile	Proven unit economics and expanding margins
Path to Global Scale	Unique global consolidation opportunity based on proven playbook
New Business Models	Accretive, accelerating technology-driven platform and ecosystem expansion

7

SIGNA SPORTS UNITED

8 8 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D8 8 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D

Global Sports Market Sports E-Commerce Net Revenues Revenue Adj. EBITDA 2020 (1)(2)(3) CAGR 20E-25E (1)(3) FY 2021 (1)(3) CAGR 21E-25E FY 2021 Net revenue (FY 2021) by market and category (%) RoW US ClimatePartner.com/14421-2006-1001 5% 9% UK 19% Europe 67% Team Sports Tennis 7% 17% Outdoor 13% 63% Bike Source: Company information, third-party research. Note: SSU financial year end as of 30-Sep. Assumed EUR / USD of 1.2000. (1) Pro forma for WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. (2) Net revenues excluding VAT and returns. (3) Forwarding looking figure, subject to assumptions. (4) People in North America, Europe, Asia doing sports at least once per month. 9 Global Sports Market Sports E-Commerce Net Revenues Revenue Adj. EBITDA 2020 (1)(2)(3) CAGR 20E-25E (1)(3) FY 2021 (1)(3) CAGR 21E-25E FY 2021 Net revenue (FY 2021) by market and category (%) RoW US ClimatePartner.com/14421-2006-1001 5% 9% UK 19% Europe 67% Team Sports Tennis 7% 17% Outdoor 13% 63% Bike Source: Company information, third-party research. Note: SSU financial year end as of 30-Sep. Assumed EUR / USD of 1.2000. (1) Pro forma for WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. (2) Net revenues excluding VAT and returns. (3) Forwarding looking figure, subject to assumptions. (4) People in North America, Europe, Asia doing sports at least once per month. 9

10 10 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D10 10 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D

ONLINE SPORTS MARKET – MASSIVE GROWTH OPPORTUNITIY

SIGNA SPORTS UNITED

MEGATRENDS DRIVING DEMAND

- HEALTH & LIFESTYLE
- SPORTS DIGITALISATION
- E-MOBILITY DISRUPTION
- OFFLINE TO ONLINE SHIFT

LARGE GLOBAL SPORTS MARKET[1]



Market Size
$1.1 TN(2)
Global Sports Market 2020E
$672BN
Offline & Online Global Sports Retail Market 2025E
$474BN
Offline & Online Global Sports Retail Market 2020E
$158BN
SSU Current Serviceable Market
$1.6BN
SSU FY21E Revenue
24% Today
31% 2025E
Online Penetration

Source: Company Information, Management estimates, third-party research, Mintel Sporting Goods Retail US 2019, Euromonitor, The Wellness Institute, The Physical Activity Economy 2019, AT Kearney Sports Market Study 2011, BCG Analysis, February 2021.

Note: Assumed EUR / USD of 1.2000. (1) Includes North America, Asia-Pacific, Western Europe and Eastern Europe. (2) This reference is not to the SSU addressable market, but the entire Global Sports Market.

11

SIGNA SPORTS UNITED

• SSU largest fullbike e-tailer globally shipping (1) c.300k+ p.a. units LTM • SSU e-Bike division has >100% CAGR since 2015 • 30% of SSU e-Bike sales from exclusive SSU Own ~130 Brands ~20 Electric Cars Electric Bicycles Source: Deloitte Discover the Future Report 2020, Deloitte Electric vehicles Setting a course for 2030. Note: (1) During the period of January 2020 to December 2020. 12 SIGNA SPORTS UNITED• SSU largest fullbike e-tailer globally shipping (1) c.300k+ p.a. units LTM • SSU e-Bike division has >100% CAGR since 2015 • 30% of SSU e-Bike sales from exclusive SSU Own ~130 Brands ~20 Electric Cars Electric Bicycles Source: Deloitte Discover the Future Report 2020, Deloitte Electric vehicles Setting a course for 2030. Note: (1) During the period of January 2020 to December 2020. 12 SIGNA SPORTS UNITED

SSU PLAYS IN THE FASTEST GROWING SPORTS CATEGORIES

SPORTS RETAIL MARKET, CATEGORY GROWTH (CAGR 20-25E)[1]



SSU Categories
8.2%
8.0%
6.2%
6.2%
6.2%
5.4%
4.7%
Teamsports
Biking
Outdoor
Racket sports
Fitness
Golf
Running

SPORTS CATEGORY SIZE (2020 $BN)

Teamsports	Biking	Outdoor	Racket sports	Fitness	Golf	Running
$47BN	$66BN	$25BN	$20BN	$45BN	$9BN	$26BN

Source: Management estimates, third-party research.
Note: (1) Online and offline sports retail market. Select categories shown.

13
SIGNA SPORTS UNITED

$880 1 2 3 4 #2 #3 #4 $230 1 2 3 4 #2 #3 #4 $220 1 2 3 4 #1 #3 #4 $110 1 2 3 4 #1 #2 #4 Source: Company information, Management estimates, third-party research. Note: SSU financial year end as of 30-Sep. Assumed EUR / USD of 1.2000. Includes WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. Financials rounded to the nearest $10m. 14 SIGNA SPORTS UNITED$880 1 2 3 4 #2 #3 #4 $230 1 2 3 4 #2 #3 #4 $220 1 2 3 4 #1 #3 #4 $110 1 2 3 4 #1 #2 #4 Source: Company information, Management estimates, third-party research. Note: SSU financial year end as of 30-Sep. Assumed EUR / USD of 1.2000. Includes WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. Financials rounded to the nearest $10m. 14 SIGNA SPORTS UNITED

• Consolidate market leadership• Highly fragmented market• E-commerce solutions for brands • Further penetrate Europe• Rationalize existing or enter new markets• Connected Retail for offline partners • U.S. market entrance• Further verticalise• Digital community integrations • Category expansion: Full-Bike & E-bike• Acquire capabilities • Own Brand (1) Net Revenue share(%) Source: Company information. Note: (1) Forward looking figures, subject to assumptions. See also Disclaimer – Preliminary Financial Information. 15 SIGNA SPORTS UNITED• Consolidate market leadership• Highly fragmented market• E-commerce solutions for brands • Further penetrate Europe• Rationalize existing or enter new markets• Connected Retail for offline partners • U.S. market entrance• Further verticalise• Digital community integrations • Category expansion: Full-Bike & E-bike• Acquire capabilities • Own Brand (1) Net Revenue share(%) Source: Company information. Note: (1) Forward looking figures, subject to assumptions. See also Disclaimer – Preliminary Financial Information. 15 SIGNA SPORTS UNITED

16 16 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D16 16 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D

• Highly differentiated own e-commerce businesses • Full-Service e-Commerce solutions and Connected Retail • Connected digital sports apps, wearables and trackers Content Production • Proprietary and scalable Inventory Management tech stack leveraging broad sports Customer Retail Service data set Payment Connected Media & OMS Global Retail Fulfillment Data Marketing Sports Science & CRM Data Dynamic Shop Pricing Frontend Source: Company information. 17 SIGNA SPORTS UNITED • Highly differentiated own e-commerce businesses • Full-Service e-Commerce solutions and Connected Retail • Connected digital sports apps, wearables and trackers Content Production • Proprietary and scalable Inventory Management tech stack leveraging broad sports Customer Retail Service data set Payment Connected Media & OMS Global Retail Fulfillment Data Marketing Sports Science & CRM Data Dynamic Shop Pricing Frontend Source: Company information. 17 SIGNA SPORTS UNITED

Source: Company information. Note: (1) Price of average SSU bikes versus average price of competitor bikes. 18 18 STRICTLY PRIVATE & CONFIDENTIAL SIGNA SPORTS UNITED SIGNA SPORTS UNITEDSource: Company information. Note: (1) Price of average SSU bikes versus average price of competitor bikes. 18 18 STRICTLY PRIVATE & CONFIDENTIAL SIGNA SPORTS UNITED SIGNA SPORTS UNITED

Source: Company information. 19 SIGNA SPORTS UNITEDSource: Company information. 19 SIGNA SPORTS UNITED

Step 1: Complete the racket finder questionnaire long medium Short Step 2: Receive tailored recommendations Step 3: Full racket details and customizations Source: Company information. 20 SIGNA SPORTS UNITEDStep 1: Complete the racket finder questionnaire long medium Short Step 2: Receive tailored recommendations Step 3: Full racket details and customizations Source: Company information. 20 SIGNA SPORTS UNITED

SSU post-merger integration playbook (1) Migration onto SSU Platform (1) Joint Sourcing and inventory management (1) Joint Sales & Marketing and Pricing Streamlined operations and fulfillment Combined overhead and service functions Source: Company information. Note: (1) WCRC subject to close concurrently with the SPAC transaction. Tennis Express is expected to close in Q4 2021. Midwest Sports closed on 30-Apr-21. The synergies from these acquisitions are expected to be generated 21 following closing. SIGNA SPORTS UNITEDSSU post-merger integration playbook (1) Migration onto SSU Platform (1) Joint Sourcing and inventory management (1) Joint Sales & Marketing and Pricing Streamlined operations and fulfillment Combined overhead and service functions Source: Company information. Note: (1) WCRC subject to close concurrently with the SPAC transaction. Tennis Express is expected to close in Q4 2021. Midwest Sports closed on 30-Apr-21. The synergies from these acquisitions are expected to be generated 21 following closing. SIGNA SPORTS UNITED

WCRC ACQUISITION – CLEAR STRATEGIC RATIONALE

STRATEGIC RATIONALE

SSU investment criteria following clear industry logic

- ✓ **Combination of leading global players**[1]
- ✓ **Leading positions in key markets**, especially U.S.
- ✓ **Unique assets & capabilities**, e.g. own brands
- ✓ **Proven stand-alone profitable growth track**
- ✓ **High synergy potential** from SSU platform
- ✓ **Entrepreneurial teams** and attractive deal structure

COMPLEMENTARY GEO FOOTPRINT

2020A Net Revenue split (%)[2]



4%
96%
15%
7%
58%
20%
SIGNA SPORTS UNITED
wiggle
Chain Reaction Cycles
Europe
UK
US
Rest of World

Source: Company information.
Note: (1) Subject to close concurrently with the SPAC transaction. Based on net revenue. (2) All financials as of September YE.

22
SIGNA SPORTS UNITED

$13.7 $9.5 $8.8 $3.9 $1.6 >$500M $200-500M $100-200M <$100M 2021E 2025E #2 #3 #4 #5 #6 #7 #8 #9 #10 #11 #12 #13 #14 #15 #16 #18 Global Top-3 Sports Retailers Source: Company information. Note: SSU financial year end as of 30-Sep. Pro forma for WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. (1) Such processes and the related transactions are in preliminary stages, subject to due diligence and negotiation and entry into definitive agreements; accordingly, there can be no assurances any such transaction will be consummated or, if so, as to any of the terms thereof. 23 SIGNA SPORTS UNITED$13.7 $9.5 $8.8 $3.9 $1.6 >$500M $200-500M $100-200M <$100M 2021E 2025E #2 #3 #4 #5 #6 #7 #8 #9 #10 #11 #12 #13 #14 #15 #16 #18 Global Top-3 Sports Retailers Source: Company information. Note: SSU financial year end as of 30-Sep. Pro forma for WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. (1) Such processes and the related transactions are in preliminary stages, subject to due diligence and negotiation and entry into definitive agreements; accordingly, there can be no assurances any such transaction will be consummated or, if so, as to any of the terms thereof. 23 SIGNA SPORTS UNITED

SSU PLATFORM POWERS THE SPORTS ECOSYSTEM

SIGNA SPORTS UNITED

ENABLE SPORTS INDUSTRY SOLUTION

- Retail media & data services
- Online shop SaaS & fulfillment

Service range

Entry level generalist	Retail Media Sales	Vertical specialist
shopify	amazon Walmart	SIGNA SPORTS UNITED (AI/ML) THG

>30 ENTERPRISE CLIENTS

CONNECTED RETAIL & SERVICE TOUCHPOINTS

- C&C and endless-aisle
- Marketplace (Offline->Online)(1)



>500 CONNECTED RETAIL STORES

OWN DIGITAL CONSUMER ACCESS

- 1-click commerce integration
- Sports activity engagement



ACCESS TO >15M APP USERS

Source: Company information.
Note: (1) Connected Retail Marketplace functionality not implemented, yet, but currently in early concept phase; accordingly, there can be no assurance any such functionality will be implemented.

24

SIGNA SPORTS UNITED

Source: Company information. Note: (1) Fast-Moving Consumer Goods. 25 SIGNA SPORTS UNITEDSource: Company information. Note: (1) Fast-Moving Consumer Goods. 25 SIGNA SPORTS UNITED

26 26 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D26 26 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D

STRONG OPERATING MOMENTUM – GOVERNED BY CLV / CAC

SIGNA SPORTS UNITED

KPIs

KPI	FY 2018A	FY 2019A	FY 2020A	9M YTD
Total Visits (M, YoY Growth in %)	178.8 (12.0%)	207.3 (15.9%)	250.2 (20.7%)	197.2 (12.1%)
Net Conversion (%, YoY Change in bps)	2.05% (7.0)	2.05% (0.5)	2.18% (12.8)	2.47% (37.8)
Net AOV (EUR, YoY Growth in %)	$116.4 (--)	$117.7 (1.1%)	$121.3 (3.1%)	$123.7 (0.9%)
Net Return Rate (%, YoY Change in bps)	18.6% (34.2)	18.6% ((0.4))	15.4% ((324.9))	16.4% (118.6)
Active Customers (M, YoY Growth in %)	2.7 (17.4%)	3.0 (14.4%)	3.9 (27.1%)	4.8 (32.2%)

GROWING CUSTOMER VALUE

New Customers
(YoY Growth in %)



30%
LTM 06/20
LTM 06/21

CLV / CAC



LTM 06/21 Cohort
LTM 06/19 Cohort
CLV / CAC: 1.0x
First Order
12M
24M
36M

SIGNA SPORTS UNITED

Source: Company information.

27

(%) – Actuals LTM December 96% 90% 90% 83% 58% 53% 53% 48% 2017 2018 2019 2020 2017 2018 2019 2020 Cohorts prior 2016 Cohort 2016 Cohort 2017 Revenue retention all cohorts Cohort 2018 Cohort 2019 Cohort 2020 Revenue retention cohorts older than 1+ years Source: Company information. Note: All KPIs exclude anticipated WCRC, Midwest Sports and Tennis Express acquisitions. 2020 refers here to calendar year, i.e. net revenues from January 2020 to December 2020. (1) Revenue Retention = (Y[t] revenues all cohorts – Y[t] revenues new cohorts) / (Y[t-1] revenues all cohorts). 28 SIGNA SPORTS UNITED(%) – Actuals LTM December 96% 90% 90% 83% 58% 53% 53% 48% 2017 2018 2019 2020 2017 2018 2019 2020 Cohorts prior 2016 Cohort 2016 Cohort 2017 Revenue retention all cohorts Cohort 2018 Cohort 2019 Cohort 2020 Revenue retention cohorts older than 1+ years Source: Company information. Note: All KPIs exclude anticipated WCRC, Midwest Sports and Tennis Express acquisitions. 2020 refers here to calendar year, i.e. net revenues from January 2020 to December 2020. (1) Revenue Retention = (Y[t] revenues all cohorts – Y[t] revenues new cohorts) / (Y[t-1] revenues all cohorts). 28 SIGNA SPORTS UNITED

$1,621 ($m) $1,014 $849 $644 FY 2019A FY 2020A FY 2021E FY 2021E $613 ($m) $382 $310 $222 FY 2019A FY 2020A FY 2021E FY 2021E Margin 34.5% 36.5% 37.6% 37.8% + 240bps + 90bps $80 ($m, YoY margin growth in bps) $32 $19 FY 2019A FY 2020A FY 2021E FY 2021E Margin (0.2%) 2.2% 3.1% 4.9% Source: Company information. Note: YoY margin growth in bps rounded to the nearest 10 bps. Assumed EUR / USD of 1.2000. (1) Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. 29 SIGNA SPORTS UNITED$1,621 ($m) $1,014 $849 $644 FY 2019A FY 2020A FY 2021E FY 2021E $613 ($m) $382 $310 $222 FY 2019A FY 2020A FY 2021E FY 2021E Margin 34.5% 36.5% 37.6% 37.8% + 240bps + 90bps $80 ($m, YoY margin growth in bps) $32 $19 FY 2019A FY 2020A FY 2021E FY 2021E Margin (0.2%) 2.2% 3.1% 4.9% Source: Company information. Note: YoY margin growth in bps rounded to the nearest 10 bps. Assumed EUR / USD of 1.2000. (1) Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. 29 SIGNA SPORTS UNITED

STRONG LONG TERM GROWTH AT INCREASING SCALE

SIGNA SPORTS UNITED

NET REVENUE[1] ($M)



CAGR 25%
$1,621
$19
$1,602
$1,955
$55
$1,900
$2,455
$183
$2,272
$3,090
$350
$2,740
$3,926
$621
$3,305
FY 2021E
FY 2022E
FY 2023E
FY 2024E
FY 2025E
E-Commerce (2)
Platform (3)

INCREMENTAL UPSIDE NOT IN PLAN

IN-CATEGORY M&A

INT'L EXPANSION (ASIA)

CATEGORY EXPANSION

BUSINESS MODELS

Source: Company information.
Note: SSU financial year end as of 30-Sep. Assumed EUR / USD of 1.2000. Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. (1) Net Revenue is net of VAT and Returns. (2) Own e-commerce business. (3) Platform includes Enterprises and Communities businesses.

30

SIGNA SPORTS UNITED

LONG TERM TARGET FINANCIAL MODEL

SIGNA SPORTS UNITED

FINANCIAL TARGETS OVERVIEW

	FY 2020A[1]	FY 2021E[2]	Long Term	
E-Commerce				
Gross Margin	**36.1%**	**37.8%**	**37 - 39%**	✓ Dynamic pricing ✓ Improving wholesale economics ✓ Private label share
Personnel	(10.2%)	(9.0%)	(8) - (10)%	✓ Increased automation ✓ Growing cohorts of repeat customers ✓ Scale benefits
Logistics	(9.9%)	(11.0%)	(9%)	
Marketing	(7.1%)	(6.6%)	(5) - (6)%	
IT / Other	(7.4%)	(6.7%)	(4) - (6)%	
E-Commerce Adj. EBITDA[3]	**–**	**4.8%**	**8 - 10%**	✓ Close to target in core markets today
Platform Adj. EBITDA[4]	**–**	**19.3%**	**30+%**	✓ SaaS / 3P Models
Group Adj. EBITDA	**2.2%**	**4.9%**	**12 - 15%**	✓ Dependent on business mix and M&A
Capital Intensity[5]	**3.8%**	**3.9%**	**<3%**	✓ Scale fulfilment capacity

Source: Company information.
Note: SSU financial year end as of 30-Sep (1) Standalone. (2) Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. See also Disclaimer – Preliminary Financial Information. (3) Own e-commerce business. (4) Platform includes Enterprises and Communities businesses. (5) Capital Intensity is Capex as a % of Net Revenue.

31

SIGNA SPORTS UNITED

FY 2020A 9M YTD 2021A FY 2020A 9M YTD 2021A Revenue Growth (y-o-y, %) Less penetrated markets ✓ Investing to win share Gross Profit ✓ Margin (%) Margin development with ✓ scale in market EBITDA Margin (%) Source: Management accounts, SSU Standalone Bike & Outdoor Segment. 32 SIGNA SPORTS UNITEDFY 2020A 9M YTD 2021A FY 2020A 9M YTD 2021A Revenue Growth (y-o-y, %) Less penetrated markets ✓ Investing to win share Gross Profit ✓ Margin (%) Margin development with ✓ scale in market EBITDA Margin (%) Source: Management accounts, SSU Standalone Bike & Outdoor Segment. 32 SIGNA SPORTS UNITED

33 33 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D33 33 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D

TRANSACTION OVERVIEW

- ✓ Values the combined SSU and Wiggle at ~$3.2BN
- ✓ Existing SSU shareholders to rollover 100% of their shares
- ✓ ~$300M PIPE, of which $50M committed by Yucaipa sponsor Ron Burkle

APPROXIMATE POST-TRANSACTION OWNERSHIP[2]



SPAC Sponsor, 3.0%
WCRC Shareholders, 4.2%
PIPE, 9.0%
SPAC, 10.3%
SSU, 73.6%

ILLUSTRATIVE SOURCES & USES

Sources	$M	€M	%
Pro Forma Equity	$2,716	€2,254	80.8%
Cash in Trust	345[1]	286	10.3
PIPE	302	251	9.0
Total Sources	**$3,363**	**€2,791**	**100.0%**

Uses	$M	€M	%
Rollover Existing SSU Shareholders	$2,475	€2,054	73.6%
Cash to WCRC Shareholders	341	283	10.1
Equity to WCRC Shareholders	142	118	4.2
SPAC Sponsor Promote	99	82	3.0
Fees & Expenses	60	50	1.8
Cash to Balance Sheet	246	204	7.3
Total Uses	**$3,363**	**€2,791**	**100.0%**

PRO-FORMA VALUATION

	$M	€M
Illustrative Share Price	$10.00	€8.30
Shares Outstanding[2]	336	336
Equity Value (Post Money)	**$3,363**	**€2,791**
Net Cash Balance[3]	(150)	(125)
Minority Interest	16	14
Total Enterprise Value	**$3,230**	**€2,680**

Note: Exchange rate of EUR / USD 1.2052 assumed. USD consideration to WCRC shareholders dependent on the spot exchange rate 5 business days before transaction closing. (1) Assumes no redemptions. (2) Assumes a nominal share price of $10.00. Ownership excludes the impact of 18.4M warrants, earn out (51M shares vesting to SIGNA International Sports Holding GmbH at six equal step price hurdles from $12.50 to $25.00) or any post-closing Equity Incentive Plan. Ownership includes 1.3M shares of accrued LTI compensation due to management. (3) Based on SSU and WCRC net cash position of $17M as of 31-Dec-2020, deferred cash consideration to WCRC shareholders of $85M, $27M paid in cash for Midwest Sports and Tennis Express and $246M cash (net of estimated fees) to the Company's balance sheet. Excludes any yet to be determined one-time awards to employees.

34
SIGNA SPORTS UNITED

Primary 1P Broader 1P (1) 25% 26% 27% 21% 20% 29% 20% 28% 36% 4.8x 4.1x 3.0x 3.0x 2.8x 2.0x 2.0x 1.8x 1.6x 11.2x 10.8x 9.8x 9.2x 8.7x 8.5x 6.0x 4.8x 4.5x Source: Company Business Plan, FactSet. Market data as of 14-Sep-2021. Note: All financials calendarised to YE 30-Sep. Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. (1) SSU CAGR ’21 – ’25E Revenue, 35 SIGNA SPORTS UNITEDPrimary 1P Broader 1P (1) 25% 26% 27% 21% 20% 29% 20% 28% 36% 4.8x 4.1x 3.0x 3.0x 2.8x 2.0x 2.0x 1.8x 1.6x 11.2x 10.8x 9.8x 9.2x 8.7x 8.5x 6.0x 4.8x 4.5x Source: Company Business Plan, FactSet. Market data as of 14-Sep-2021. Note: All financials calendarised to YE 30-Sep. Pro-forma including full year WCRC, Midwest Sports and Tennis Express. WCRC subject to close concurrently with the SPAC transaction. Tennis Express subject to close in Q4 2021. Midwest Sports closed on 30-Apr-21. (1) SSU CAGR ’21 – ’25E Revenue, 35 SIGNA SPORTS UNITED

Process on track to be listed on NYSE in October ✓ Leading global and scalable Sports e-commerce & technology platform ✓ Up to 100% upside to current valuation of primary 1P peers ✓ Operating Cash Flow positive & well capitalized to pursue growth ✓ Multiple actionable, synergistic, near-term M&A opportunities ✓ 36 SIGNA SPORTS UNITEDProcess on track to be listed on NYSE in October ✓ Leading global and scalable Sports e-commerce & technology platform ✓ Up to 100% upside to current valuation of primary 1P peers ✓ Operating Cash Flow positive & well capitalized to pursue growth ✓ Multiple actionable, synergistic, near-term M&A opportunities ✓ 36 SIGNA SPORTS UNITED

37 37 STRICTLY PRIVATE & CONFIDENTIAL SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D37 37 STRICTLY PRIVATE & CONFIDENTIAL SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D

• Online traffic remains solid following full-lockdown driven traffic spikes in 2020 • Sustained demand observed by increased conversion across all webshops driving strong order growth MARKET UPDATE • Significant unmet demand due to temporary C-19 related inventory and supply-chain constraints in full-bike category. Strength of international supplier relationships and own brand ensured resilient relative full-bike inbounds • First order profitable marketing investments resulted in market share gains, LTM active customers grew to 4.8M (+32.2% YoY) (1) ORGANIC • Strong geographic net revenue growth particularly in the Nordics (+33%) and Southern Europe (+41%) EXPANSION • Strong demand leveraged to expand gross margins • New 3PL contract signed to add fulfilment capacity in Europe, to go live in FY2022 • Creation of leading global e-commerce bike platform through WiggleCRC acquisition with significant organic synergy potential (close with De-SPAC at NYSE) M&A MOMENTUM • Leading U.S. Online Tennis position to be established through Midwest Sports closing and Tennis Express signing (close Q1 FY2022) • Platform businesses well ahead of plan PLATFORM BUSINESS • Strong interest in platform proposition from industry partners 38 (1) Nordics include Denmark, Finland, Iceland, Norway, Sweden. Southern Europe includes Spain, France, Italy and Portugal. SIGNA SPORTS UNITED• Online traffic remains solid following full-lockdown driven traffic spikes in 2020 • Sustained demand observed by increased conversion across all webshops driving strong order growth MARKET UPDATE • Significant unmet demand due to temporary C-19 related inventory and supply-chain constraints in full-bike category. Strength of international supplier relationships and own brand ensured resilient relative full-bike inbounds • First order profitable marketing investments resulted in market share gains, LTM active customers grew to 4.8M (+32.2% YoY) (1) ORGANIC • Strong geographic net revenue growth particularly in the Nordics (+33%) and Southern Europe (+41%) EXPANSION • Strong demand leveraged to expand gross margins • New 3PL contract signed to add fulfilment capacity in Europe, to go live in FY2022 • Creation of leading global e-commerce bike platform through WiggleCRC acquisition with significant organic synergy potential (close with De-SPAC at NYSE) M&A MOMENTUM • Leading U.S. Online Tennis position to be established through Midwest Sports closing and Tennis Express signing (close Q1 FY2022) • Platform businesses well ahead of plan PLATFORM BUSINESS • Strong interest in platform proposition from industry partners 38 (1) Nordics include Denmark, Finland, Iceland, Norway, Sweden. Southern Europe includes Spain, France, Italy and Portugal. SIGNA SPORTS UNITED

STRONG OPERATING PERFORMANCE IN Q3 FY21

SIGNA SPORTS UNITED

CUSTOMER MOMENTUM CONTINUING IN Q3 WITH CLEAR ACCELERATION ON A 2 YEAR COMPARISON

LTM ACTIVE CUSTOMERS[1]

(M)



22.7%
Q3 FY20
YoY Growth
32.2%
Q3 FY21
YoY Growth
2.9
3.6
4.8
Q3 FY19
Q3 FY20
Q3 FY21

	Q3 FY20	Q3 FY21[1]	YoY	vs. FY19	9M FY20	9M FY21[1]	YoY	vs. FY19
Total Visits (M)	78.4	70.8	(10%)	20%	176.0	197.2	12%	34%
Net Orders (M)	1.7	2.0	19%	62%	3.7	4.9	32%	65%
Net AOV (€)	111.4	104.0	(7%)	(1%)	102.2	103.0	1%	6%

- **9M YTD ahead of plan** across all KPIs
- **First order profitable** customer acquisition with **32.2% growth led to 4.8M active customers**
- Covid-19 Q3 2020 traffic spike effect offset by significant **net conversion increase** leading to **19% growth** in net orders to 2M
- **Resilient AOV** remains **elevated at pre-COVID levels**

Source; Company information.
(1) Excludes Midwest Sports, WiggleCRC and Tennis Express.

SIGNA SPORTS UNITED
39

ROBUST FINANCIAL PERFORMANCE IN Q3 FY21

SIGNA SPORTS UNITED

NET REVENUE[1]

(M)



30% YoY growth excluding full-bike category
38.4%
Q3 FY20 YoY Growth
12.9%
Q3 FY21 YoY Growth
€161
€222
€251
Q3 FY19
Q3 FY20
Q3 FY21



28.2%
9M FY20 YoY Growth
30.6%
9M FY21 YoY Growth
€374
€479
€625
9M FY19
9M FY20
9M FY21

	Q3 FY20	Q3 FY21	YoY	vs. FY19	9M FY20	9M FY21	YoY	vs. FY19
Gross Profit (€M)	82.2	102.3	24%	84%	172.9	245.4	42%	91%
Gross Profit Margin	37.0%	40.8%	375bps	607bps	36.1%	39.3%	314bps	485bps
Adj. EBITDA (€M)	14.7	13.7	(7%)	454%	10.1	27.6	174%	NM
Adj. EBITDA Margin	6.6%	5.5%	(115)bps	392bps	2.1%	4.4%	231bps	591bps

- **9M YTD ahead of plan** across all KPIs
- Net revenue growth in Q3 FY21 of 13% despite constrained inventory across full-bike categories
- **Compounding growth in gross profit of 24.4%** underpinned by margin expansion from dynamic pricing and demand
- Adj. EBITDA margin ahead of plan in Q3

(1) Net revenues inclusive of Midwest Sports from May 1st, 2021. Gross profit defined as Net revenues less cost of materials. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses. For reconciliation to Non-IFRS financial metrics, see page 12.

SIGNA SPORTS UNITED
40

FULL BIKE CATCH UP EXPECTED TO COMMENCE IN 2022

E-BIKE BOOM TO MATERIALLY IMPROVE LONG TERM FULL BIKE UNIT ECONOMICS

SSU Q3 FY21 NET REVENUE SPLIT


Full-Bike
Supply constraints resulted in (30%) YoY Q3 decline in Full-bike sales

~300K Bikes sold in CY20[4]

36% Avg. quarterly YoY growth in full bike[3]

67% Avg. quarterly YoY growth in e-bike[3]

EUROPEAN BIKE UNIT SALES FORECAST


(M)
E-Bike
Bio-Bike
Full-bike revenue pool to grow faster than units due to higher e-bike AOV
Short-term catch up of unit sales anticipated once supply normalizes(1)
35.0
30.0
25.0
20.0
15.0
10.0
5.0
–
2020A
2021E
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E
2030E

~12% '21E – '30E e-bike CAGR

~5x E-bike average order value vs. bio-bike[2]

5% Target SSU Share of European full-bike sales

41

SIGNA SPORTS UNITED

Source: Cycling Industries Europe Report as of December 2020.
(1) Shaded area represents managements estimates (2) E-bike vs. bio bikes sold on SSU webshops. (3) Average quarterly YoY growth from Q1 FY2019 – Q2 FY 2021. (4) Pro forma for WCRC acquisition.

SSU OUTLOOK

SIGNA SPORTS UNITED

MARKET	• **Structural megatrends** accelerated; **offline to online** retail **shift**, increased **sports participation**, public sector **infrastructure spending** (e.g. bike lanes)**, e-mobility / e-bike boom** • Global **supply chain constraints due to C-19 in full-bike** likely to continue into FY2022, **while demand projections continue to increase** • **Scaled retailers** such as SSU with **strong international supplier relationships** and **strong own brand portfolio** to benefit
ORGANIC EXPANSION	• Focus on **growing market share** across **Europe** and market acceleration in the **U.S.** • Sizable **advanced pre-orders in Bike category placed pre pandemic** in anticipation of growth • **Strong consumer demand** provides confidence for **double digit sales growth in FY2022** with **continued strong unit economics**
M&A MOMENTUM	• Integration of WiggleCRC and U.S. Tennis acquisitions **provide significant synergy potential** • Natural consolidator with attractive and **actionable near-term M&A pipeline**
PLATFORM BUSINESSES	• **Expansion** of platform business to accelerate • Ramp up of **talent and investments in technology & innovation**

42

SIGNA SPORTS UNITED

43 43 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D43 43 SIGNA SIGNA SP SPO ORTS RTS U UNITE NITED D

EXPERIENCED LEADERSHIP TEAM

COMBINING ENTREPRENEURS AND EXPERIENCED MANAGERS

SIGNA SPORTS UNITED

SSU MANAGEMENT



Stephan Zoll
CEO



Thomas Neumann
CTO



Philipp Rossner
CSO



Alex Johnstone
CFO



Stefanie Kniepen
Finance Director



Simone Kreyer
Chief of Staff



Dorit Schindler
Chief People Officer

TENNIS



Christian Miele
Founder & MD



Sascha Beyer
MD

BIKE & OUTDOOR



Hans Dohrmann
MD



Olivier Rochon
Founder & MD

TEAM SPORTS



Dominic Hoffmann
MD



Philipp Majcher
MD

LEGAL



Tilman Wink
General Counsel

EXTERNAL EXPERIENCE

- Google
- Rocket Internet
- airbnb
- citi
- BCG
- amazon.de
- Oliver Wyman
- ZALORA
- ebay
- Lazada
- Alibaba Group
- Freshfields
- Booz | Allen | Hamilton
- GROUPON

Source: Company information.

SIGNA SPORTS UNITED
44

SSU STANDALONE ADJUSTED EBITDA RECONCILIATION

SIGNA SPORTS UNITED

ADJUSTED EBITDA RECONCILIATION

EUR million	FY 2019A	FY 2020A
Loss for the period	**(35.9)**	**(25.7)**
(+) Results from investments accounted for at equity	0.0	0.7
(+) Finance costs	7.4	8.7
(-) Finance income	(0.2)	(0.2)
(+) Depreciation and Amortization	21.0	25.6
(-) Income tax benefits	(3.6)	(1.9)
EBITDA	**(11.3)**	**7.2**
Adjustments to Adjusted EBITDA:		
(+) Transaction related charges (1)	0.8	0.4
(+) Reorganization and restructuring costs (2)	0.7	3.2
(+) Extraordinary consulting fees (3)	4.8	1.3
(+) Share-based compensation (4)	0.1	0.1
(+) Ramp-up cost (5)	2.8	0.8
(+) Other material one-time items (6)	1.2	2.5
Adjusted EBITDA	**(1.0)**	**15.5**
Implied Adj. EBITDA Margin (%)	*(0.2%)*	*2.2%*

1. Transaction costs from qualifying acquisition transactions or subsequent integration related project costs directly associated with an acquired business
2. Fees and costs associated with various internal reorganization and restructuring initiatives
3. Consulting costs incurred in connection with transactions. These include expenses for legal advice regarding employment contracts as well as headhunter costs
4. Represents non-cash share-based compensation expenses related to option awards to employees and executives
5. Include expenses from the expansion into and development of new markets
6. Represents one-time items which are not assigned to the continuous operating business

Source: Company information.
Note: SSU financial year end as of 30-Sep.

45
SIGNA SPORTS UNITED

RECONCILIATION TO IFRS METRICS

SIGNA SPORTS UNITED

(€M)

Includes €10.1M of consulting fees related to public listing

Includes €13.6M of consulting fees related to public listing

	FY Q3 2020	FY Q3 2021	9M YTD 2020	9M YTD 2021
Net Loss	**€2.5**	**(€12.9)**	**(€15.6)**	**(€24.9)**
Income Tax Benefit	2.1	3.0	(2.4)	4.6
Earnings before tax (EBT)	**€4.6**	**(€10.0)**	**(€18.0)**	**(€20.3)**
Depreciation and amortization	6.5	7.6	18.1	22.4
Finance income	(0.1)	(0.1)	(0.1)	(0.1)
Finance costs	1.9	4.8	4.9	8.6
Results from investments accounted for at equity	0.2	0.3	0.2	0.9
EBITDA	**€13.1**	**€2.6**	**€5.1**	**€11.5**
Total EBITDA Adjustments	***1.5***	***11.1***	***5.0***	***16.1***
Acquisition related charges	0.1	0.4	0.2	0.4
Reorganization and restructuring costs	0.9	0.6	2.4	1.7
Consulting fees	0.7	10.1	1.1	13.6
Share-based compensation	(0.2)	–	(0.5)	–
Ramp-up cost	0.0	0.1	1.7	0.4
Other items not directly related to current operations	(0.0)	(0.1)	0.1	(0.0)
Adjusted EBITDA (Reported)	**€14.7**	**€13.7**	**€10.1**	**€27.6**

Note: Q3 2021 Financials include 2 month impact of Midwest Sports financials.

SIGNA SPORTS UNITED
46

SIGNA SPORTS UNITED

THANK YOU



SIGNA SPORTS UNITED

47

STRICTLY PRIVATE & CONFIDENTIAL